UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                  Entrade Inc.
              ----------------------------------------------------
             (Exact name of registrant as specified in its charter)


              Pennsylvania                                52-2153008
          ----------------------                       -----------------
         (State of incorporation                      (I.R.S. Employer
         or organization)                             Identification No.)

         521 Fellowship Road
         Mount Laurel, New Jersey                            08054
         ------------------------                          --------
         (Address of principal                            (Zip Code)
         executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

                                              Name of each exchange on
    Title of each class                       which each class is
    to be so registered                       to be registered
--------------------------                  ---------------------------
Common Stock, no par value                  The New York Stock Exchange

If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.[X]

If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.[ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                  None.

Item 1.           Description of Registrant's Securities to be Registered.

General

         The summary of the terms of the stock of Entrade Inc. set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Incorporation and Bylaws of Entrade and the provisions of Pennsylvania law.

Authorized Capital Stock

         The total number of shares of all classes of stock that Entrade has authority to issue is 44,000,000 shares, of which 40,000,000 are shares of common stock, without par value, and 4,000,000 are shares of preferred stock, $1,000 par value per share. At February 23, 1999, 2,000,000 shares of common stock were issued and outstanding and no shares of preferred stock were outstanding.

         The additional shares of authorized stock available for issuance by Entrade might be issued at times and under circumstances that would have a dilutive effect on earnings per share and on the equity ownership of the holders of Entrade common stock. The ability of the Entrade board of directors to issue additional shares of stock could enhance the Entrade board of directors' ability to negotiate on behalf of the shareholders in a takeover situation and also could be used by the Entrade board of directors to make a change in control more difficult, thereby denying shareholders the potential to sell their shares at a premium and entrenching current management.

Common Stock

         Holders of Entrade common stock are entitled to one vote per share on all matters voted on generally by the shareholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any series of Entrade preferred stock, the holders of shares of Entrade common stock possess all voting power. The Articles of Incorporation of Entrade provide that the shareholders of Entrade do not have the right to cumulate their votes for the election of directors. Thus, the holders of more than one-half of the outstanding shares of Entrade common stock will be able to elect all the directors of Entrade then standing for election and holders of the remaining shares will not be able to elect any director.

         Subject to any preferential rights of any series of Entrade preferred stock, holders of shares of Entrade common stock are entitled to receive dividends on these shares out of assets legally available for distribution when, as and if authorized and declared by the Entrade board of directors and to share ratably in the assets of Entrade legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding up.

         Holders of Entrade common stock have no preemptive or subscription rights and there are no conversion rights or redemption or sinking fund provisions with respect to those shares. The rights, preferences and privileges of holders of Entrade common stock will be subject to the rights of the holders of any series of Entrade preferred stock that Entrade may issue in the future.


Preferred Stock

         The Entrade board of directors is authorized to issue the 4,000,000 authorized shares of Entrade preferred stock from time to time in one or more series. The Entrade board of directors, without further approval of the holders of Entrade common stock, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each authorized series of Entrade preferred stock. The Entrade board of directors could authorize the issuance of shares of Entrade preferred stock with terms and conditions which could discourage a takeover or other transaction that holders of some or a majority of shares of Entrade common stock might believe to be in their best interests or in which those holders might receive a premium for their shares of stock over the then market price of those shares.


Transfer Agent

         The initial transfer agent and registrar for the Entrade common stock will be ChaseMellon Shareholder Services, LLC.


Anti-Takeover Provisions

         Charter Anti-Takeover Provisions

         The Articles of Incorporation of Entrade provide that in the event that the holders of the stock of Entrade outstanding and entitled to vote at a meeting with respect to a particular matter are entitled to vote on:

         o a proposal that Entrade enter into a merger or consolidation with any person, or that Entrade sell, lease or exchange substantially all of its assets and property to any person, and the person and his or its affiliates, singly or in the aggregate, own or control, directly or indirectly, five percent or more of the voting stock of Entrade; or

         o a proposal to reclassify securities, recapitalize or any other transaction, except redemptions permitted by the terms of the security to be redeemed or repurchased by Entrade of its securities for cancellation or for its treasury, designed to decrease the number of holders of the voting stock of Entrade remaining after any person has acquired five percent of the voting stock of Entrade, the affirmative vote of the holders of shares of the voting stock of Entrade representing at least 80% of the votes entitled to be cast at a meeting of the shareholders is required for the approval of the proposal; provided, however, that these requirements do not apply to any described merger, consolidation or sale of assets and property:

         o that has been approved by a resolution duly adopted by a majority of the Entrade directors in office, although less than a quorum, and the affirmative vote of the holders of shares of voting stock of Entrade representing at least a majority of the votes entitled to be cast at a meeting of shareholders called for that purpose; or

         o between Entrade and another corporation, 50% or more of the voting stock of which is owned by Entrade, if Entrade is the survivor or purchaser.

         Any amendment to this anti-takeover provision requires either:

         o the affirmative vote of the holders of shares of the voting stock of Entrade representing at least 80% of the votes entitled to be cast at a meeting of the shareholders; or

         o the affirmative vote of at least 80% of the Entrade directors in office, although less than a quorum, and the affirmative vote of the holders of shares of the voting stock of Entrade representing at least a majority of the votes entitled to be cast at the meeting of shareholders.

         The Articles of Incorporation of Entrade also contain a provision that shareholders do not have cumulative voting rights with respect to election of directors.


         Bylaw Anti-Takeover Provisions

         Entrade's Bylaws require any shareholder who desires to nominate a candidate for election as a director to provide background information in writing concerning the proposed nominee not later than 120 days before the first anniversary of the date of the preceding annual meeting of shareholders.


         Anti-Takeover Provisions under Pennsylvania Law

         Pennsylvania has also enacted laws that may be considered "anti-takeover" in effect. One provision permits directors, in considering the best interests of Entrade, to consider the effects of any action upon its employees, suppliers, customers, shareholders and creditors and the communities in which Entrade maintains facilities. The effect of this provision is to put the considerations of these constituencies on parity with one another, with the result that no one group, including shareholders, is required to be the dominant or controlling concern of directors in determining what is in the best interests of Entrade. This provision applies to all Pennsylvania corporations.

         Other provisions under Pennsylvania law that may be considered anti-takeover in effect include the authorization for the adoption of shareholder rights or "poison pill" plans and the prohibition of shareholders' calling a special meeting of shareholders, taking action by less than unanimous written consent or proposing an amendment to the Articles of Incorporation of Entrade.

         Entrade  is  subject  to  additional   anti-takeover  provisions  under
Pennsylvania law. A summary of these anti-takeover provisions is as follows:

         Business Combinations. This provision prohibits any person or group that acquires at least 20% of the voting power of a corporation from effecting a business combination with the corporation, including a merger, an asset sale and recapitalizations described in the statute, for a period of up to five years from the date the person acquired that voting power. The corporation's board of directors may opt out of this provision on a case-by-case basis by approving a particular business combination prior to the date the person or group acquires 20% of the voting power.

         Control-Share Acquisitions. This provision prevents a person or group that crosses the stock ownership thresholds of 20%, 33-1/3% or 50% for the first time from voting shares beneficially owned by the person unless voting power is restored to those shares by a vote of all shareholders and a vote of disinterested shareholders at a shareholders meeting. Also, any business combinations occurring after the restoration of voting power will require the acquiring person to pay severance compensation to Pennsylvania employees of the corporation whose employment is terminated, other than for willful misconduct connected with the work of the employee, within 90 days before or 24 months after the restoration of voting power.

         Disgorgement. This provision requires any person or group that acquires 20% or more of the voting power of a corporation to disgorge to the corporation all profits realized from the sale of equity securities of the corporation within 18 months after acquiring this control status if the person or group purchased equity securities of the corporation within 24 months prior to, or 18 months after, the acquisition of control status.

         The   Articles  of   Incorporation   of  Entrade   provide  that  other
anti-takeover provisions under Pennsylvania law are not applicable to Entrade.


Limitation of Liability

         As permitted by the provisions for indemnification of directors and officers under Pennsylvania law, which applies to Entrade, Entrade's Bylaws provide for indemnification of directors and officers for all expense, liability and loss, including without limitation attorneys' fees, judgments, fines, taxes, penalties and amounts paid in settlement, reasonably incurred or suffered by the officer or director in any threatened, pending or completed action, suit or proceeding, including without limitation an action, suit or proceeding by or in the right of Entrade, whether civil, criminal, administrative, investigative or through arbitration, unless the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

         The right to indemnification provided in Entrade's Bylaws includes the right to have the expenses incurred by an officer or director in defending any proceeding paid by Entrade in advance of the final disposition of the proceeding to the fullest extent permitted by Pennsylvania law; provided that, if Pennsylvania law continues so to require, the payment of the expenses incurred by the officer or director in advance of the final disposition of a proceeding may be made only upon delivery to Entrade of an undertaking, by or on behalf of the officer or director, to repay all amounts so advanced without interest if it is ultimately determined that the officer or director is not entitled to be indemnified under Entrade's Bylaws or otherwise. Indemnification under these provisions continues as to a person who has ceased to be a director or officer of Entrade and inures to the benefit of his or her heirs, executors and administrators.

         Entrade's Bylaws also avail directors of the Pennsylvania law limiting directors' liability for monetary damages for any action taken or any failure to take any action to those cases where they have breached their fiduciary duty under Pennsylvania law and the breach constitutes self-dealing, willful misconduct or recklessness. This limitation of liability does not apply to the responsibilities or liabilities of a director under any criminal statute or to the liabilities of a director for payment of taxes under local, Pennsylvania or federal law.

Item 2.       Exhibits.

         Exhibit No.                        Description of Exhibit
         -----------                        ----------------------

              1                Articles  of  Incorporation  of  the  Registrant.
                               (Incorporated by reference to Exhibit 3.1 filed on May 24, 1999 under the Registrant's Form S-4 Registration Statement No. 333-79175.)

              2 By-laws of the Registrant, as amended (incorporated by reference to Exhibit 3.2 filed on May 24, 1999 under the Registrant's Form S-4 Registration Statement No. 333-79175.)

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                             ENTRADE INC.



Dated: August 31, 1999                       By:/s/ Robert D. Kohn
                                                 -----------------------------
                                                  Robert D. Kohn,
                                                  Chairman and Chief Executive
                                                  Officer